Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

December 30, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Roger Schwall, Assistant Director

Re:	Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)

Amendment No. 2 to Schedule 13E-3 Filed December 10, 2014

File No. 005-82227

Amendment No. 4 to Registration Statement on Form S-4

Filed December 10, 2014

File No. 333-198440

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated December 23, 2014, with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-4 (File No. 333-198440) (the “Registration Statement”) and Amendment No. 2 to Schedule 13E-3 (File No. 005-82227) (the “Schedule 13E-3”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Company is publicly filing, through EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”) and Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”).

For the Staff’s convenience, each of the Company’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 3 and Amendment No. 5, as applicable, unless indicated otherwise.

Amendment No. 2 to Schedule 13E-3

General

1.	We note the response to prior comment 1 and the addition of Sanchez Oil & Gas Corporation, SP Holdings, LLC, Sanchez Energy Partners I, LP, Antonio R. Sanchez, III, and Gerald F. Willinger as filing persons. Please also provide the disclosure required by each of the Items of Regulation M-A set forth below for each filing person.

Mr. Roger Schwall

December 30, 2014

•	Item 1004(e);

•	Item 1013, including, without limitation, Instruction 3 thereto;

•	Item 1014(a) and (b); and

•	Item 1015

Response

We acknowledge the Staff’s comment and have expanded the disclosures with respect to the referenced items on the following pages of Amendment No. 4: (i) Item 1004(e) on page 15; (ii) Item 1013 on page 95; (iii) Item 1014(a) on page 1; (iv) Item 1014(b) on page 16; and (v) and Item 1015 on page 14.

Amendment No. 4 to Registration Statement on Form S-4

General

2.	We note your response to prior comment 4. Consistent with comment 1 above, please make this disclosure for each filing person

Response

We acknowledge the Staff’s comment and have expanded the disclosure on page 16 in response to this comment.

The Partnership Agreement, p. 64

Applicable Law; Forum, Venue and Jurisdiction, p. 66

3.	We note your response to prior comment 7. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

•	the types of actions it covers,

•	the parties who may be responsible for paying fees, costs and expenses under the provision,

•	the meaning of the phrase “substantially achieves, in substance and amount,”

•	the parties who may be allowed to recover their fees and expenses, and

•	whether the losing parties would be jointly and severally liable for payment

Mr. Roger Schwall

December 30, 2014

Response

Consistent with the provisions of the partnership agreement set forth in Section 16.9(b) thereof, we have expanded the disclosure on page 66 of Amendment No. 4 to clarify and disclose the requested information: (i) the types of actions are listed in the bullets on page 66, (ii) the party who is responsible for costs is each limited partner, the general partner or any beneficial owner of a partnership interest who brings a claim, (iii) the meaning of the phrase “substantially achieves, in substance and amount” does not have a clearly defined meaning and would be determined by the Court of Chancery of the State of Delaware or such other court having subject matter jurisdiction over the claim, (iv) as disclosed on page 66, the parties able to collect their fees and expenses are “us and our affiliates” (i.e., Sanchez LP and its affiliates), and (v) each losing party would be severally liable for the amount of the costs and expenses to be reimbursed.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Steven R. Brunner (Chief Executive Officer)

Charles C. Ward (Chief Financial Officer)

Michael O’Leary (Firm)